UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 3, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 2, 2015

Luxottica net sales and profits reached record highs in 2014

Proposed cash dividend equal to 100% of adjusted3,5 net income: an increase to Euro 1.44 per share from Euro 0.65 in 2013

•                Group’s adjusted3,5 net sales up by 6.7% at constant exchange rates2 (reported net sales +6.1% at constant exchange rates2) and up by 5.3% at current exchange rates in 2014

o              Wholesale Division’s net sales up by 8.6% at constant exchange rates2 (+6.8% at current exchange rates)

o                Retail Division’s comparable store sales4 up by 4%

•                Solid increase in adjusted3,5 operating income: +10.6%, adjusted3,5 operating margin up by 70bps

•                Strong growth in adjusted3,5 net income: +11.4% to Euro 687 million

•                Record free cash flow3 generation: Euro 802 million

Milan (Italy), March 2, 2015 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today to review the consolidated net sales and preliminary results for the fourth quarter and full fiscal year of 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

Fiscal year 20141

(In millions of Euros)	FY 2014 at current exchange rates	FY 2013 at current exchange rates	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	7,652.3	7,312.6	+6.1%	+4.6%
Adjusted[3,5]	7,698.9	7,312.6	+6.7%	+5.3%

Wholesale Division	3,193.8	2,991.3	+8.6%	+6.8%

Retail Division	4,458.6	4,321.3	+4.3%	+3.2%
Adjusted[3,5]	4,505.1	4,321.3	+5.4%	+4.3%

Operating income	1,157.6	1,055.7		+9.7%
Adjusted[3,5]	1,177.6	1,064.7		+10.6%

Net income attributable to Luxottica Group stockholders	642.6	544.7		+18.0%
Adjusted[3,5]	687.4	617.3		+11.4%

Earnings per share	1.35	1.15		+17.0%
Adjusted[3,5]	1.44	1.31		+10.4%

Earnings per share in US$	1.79	1.53		+17.1%
Adjusted[3,5]	1.92	1.74		+10.5%

Fourth quarter of 20141

(In millions of Euros)	4Q 2014 at current exchange rates	4Q 2013 at current exchange rates	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	1,867.0	1,645.9	+7.9%	+13.4%
Adjusted[3,5]	1,890.9	1,645.9	+9.3%	+14.9%

Wholesale Division	704.2	644.2	+6.5%	+9.3%

Retail Division	1,162.8	1,001.7	+8.7%	+16.1%
Adjusted[3,5]	1,186.7	1,001.7	+11.1%	+18.5%

Operating income	210.1	164.1		+28.0%
Adjusted[3,5]	215.1	164.1		+31.1%

Net income attributable to Luxottica Group stockholders	87.6	25.9		+237.7%
Adjusted[3,5]	121.6	92.6		+31.2%

Earnings per share	0.18	0.05		+234.6%
Adjusted[3,5]	0.25	0.20		+30.0%

Earnings per share in US$	0.23	0.07		+207.3%
Adjusted[3,5]	0.32	0.27		+19.4%

Luxottica reached record net sales and profits in 2014, confirming the strength of its vertically integrated business model and its continued ability to achieve growth. Along with the strategic organizational decisions made and executed in 2014, these positive results set the foundation for sustainable and profitable growth in 2015 and beyond.

“This is a terrific moment for Luxottica.” – commented Massimo Vian and Adil Khan, Chief Executive Officers of Luxottica – “The acceleration of sales and profitability in the fourth quarter gave us strong momentum going into 2015. We closed another record year of strong sales and profitability growth, we generated an outstanding Euro 802 million in free cash flow3, allowing us to pay a cash dividend of Euro 1.44 per share, more than doubled compared to 2013.

The power of our brand portfolio continued to be a huge success factor in an increasingly global and complex market. Strong performance in both Wholesale and at our major Retail businesses, particularly the sustained growth at Sunglass Hut and the progressive improvement at LensCrafters, resulted in a solid, all-around performance. These results are especially gratifying, given that they were achieved in a challenging global economic environment.

In 2015, we expect solid revenue growth and profitability to grow twice that of sales, as it has for the past five years, and we see continued growth across businesses in developed and new markets, with bright spots including Ray-Ban, Oakley and Sunglass Hut.

Our competitive position is stronger than ever. The industry is young and there are still many opportunities for organic and external growth ahead. We’ll continue to drive innovation and develop new competencies to reap the benefits, bringing us to the point where we double sales to Euro 15 billion over the next 10 years.”

Performance for the full year and the fourth quarter of 20141

In fiscal 2014, Luxottica recorded adjusted3,5 net sales growth of 5.3% (+6.7% at constant exchange rates2) to over Euro 7.6 billion. The Wholesale and Retail divisions both contributed to the Company’s strong results.

In the fourth quarter of 2014, adjusted3,5 net sales grew by 14.9% (+9.3% at constant exchange rates2) reaching Euro 1.9 billion, benefitting from a favorable exchange rate effect.

North America was the primary driver of growth in Group net sales in 2014, recording an increase in total adjusted3,5 net sales in US dollars of 5.3% (+12.2% in the fourth quarter of 2014). This confirms the demand American consumers have for Luxottica’s brands and eyewear collections and supports the strength of the business in both traditional and new channels, such as department stores and e-commerce. The performance in Europe6 was positive overall, with increased net sales of 4.6% at constant exchange rates2 for the full year, which reflects market share growth in major European markets. Emerging markets6 continued to yield excellent results with net sales increasing at constant exchange rates2 by 17.6% for the full year and by 14.7% in the fourth quarter of 2014. China and Brazil6, over the course of the year, increased net sales by 19.3% and 19.9% respectively at constant exchange rates2, despite a challenging macroeconomic environment.

Adjusted3,5 operating income for 2014 amounted to a record Euro 1,177.6 million, up 10.6% from an adjusted3,5 Euro 1,064.7 million in 2013 with an adjusted3,5 operating margin of 15.3% (14.6% in 2013). Adjusted3,5 operating income in the fourth quarter was Euro 215.1 million, resulting in an operating margin of 11.4%3,5 (10% in the same period of 2013).

Adjusted3,5 net income for the full year 2014 amounted to Euro 687.4 million, up by 11.4% from an adjusted3,5 Euro 617.3 million for 2013, corresponding to adjusted earnings per share (EPS)3,5 of Euro 1.44 (or US dollars 1.92, at an average €/US$ exchange rate of 1.3285). In the fourth quarter of 2014, adjusted3,5 net income was Euro 121.6 million, or adjusted3,5 EPS of Euro 0.25 (US$ 0.32 at an average €/US$ exchange rate of 1.2498), compared with adjusted3,5 net income of Euro 92.6 million, or adjusted3,5 EPS of Euro 0.20 in the fourth quarter 2013. The adjustment to net income in the fourth quarter of 2014 relates to the tax audit by Italian authorities in respect of the 2008, 2009, 2010 and 2011 tax years which ended with a tax audit report based on the same claim made with reference to the 2007 tax year regarding transfer pricing policies. With reference to claims for the 2009, 2010 and 2011 tax years, Luxottica has agreed to pay approximately Euro 64 million. The impact on 2014 net income amounted to Euro 30.3 million given the partial offset of available provisions.

Free cash flow3 increased to a record Euro 802 million for the twelve months ended December 31, 2014 compared with Euro 648 million5 for the twelve months ended December 31, 2013 as a result of improved profitability and continuous and efficient working capital management. Consequently, net debt3 at December 31, 2014 decreased to Euro 1,013 million (Euro 1,461 million at fiscal year-end 2013), with a net debt/adjusted EBITDA3,5 ratio of 0.6x compared to 1.0x at fiscal year-end 2013.

Wholesale Division: strong trading environment in North America and emerging markets

In 2014, the Wholesale Division’s net sales rose by 8.6% at constant exchange rates2 to Euro 3.2 billion. The Division’s operating income amounted to Euro 725 million, up by 10% from an adjusted3,5 Euro 658 million in 2013, resulting in an operating margin of 22.7% (22%3,5 in 2013).

In the fourth quarter of 2014, the Wholesale Division recorded net sales of Euro 704 million (+6.5% at constant exchange rates2) and operating income of Euro 109 million (+16% from Euro 94 million in 2013). In percentage terms, the operating margin rose to 15.5% from 14.6% in the fourth quarter of 2013.

The Division’s performance in 2014 was led by outstanding growth in North America, with net sales up by 11.2% in US$ which outperformed the market.

In Europe6, the Wholesale Division posted an increase in net sales of 2.5% at constant exchange rates2  in 2014. This was primarily due to the lack of a sun season in the second half of the year. However, this impact was partially offset by a resilient optical business, which confirmed the Group’s ability to further strengthen its relationship with customers and gain market share.

Emerging markets continued to deliver strong sales performance. 2014 marked the first year of a dedicated subsidiary in Thailand and the entrance into Malaysia, in line with the Group’s go-direct strategy for Southeast Asia. In Latin America, Brazil6 maintained a steady pace with sales up by 17% at constant exchange rates2, soon to become the second largest wholesale market for the Group.

Retail Division: effective execution at LensCrafters in North America proves successful; Sunglass Hut expands the sun category across the globe

In 2014, adjusted3,5 net sales for the Retail Division grew by 5.4% at constant exchange rates2 to Euro 4.5 billion. Comparable stores sales4 were up by 4%, largely attributed to LensCrafters’ progressive improvement throughout the year and Sunglass Hut’s sustained growth worldwide. Operating income amounted to Euro 636 million, up by 9% from Euro 586 million in 2013, which translated into an operating margin of 14.1%3,5 (13.5% in 2013).

In the fourth quarter of 2014, the Division posted total adjusted net sales3,5 of Euro 1.2 billion, up by 11.1% at constant exchange rates2 (+18.5% at current exchange rates) and up by 5% on a comparable store sales4 basis. This growth in net sales benefited from the impact of the 53rd week on the retail business, which generated net sales of approximately Euro 60 million. Operating income rose to Euro 149 million from Euro 109 million in the same period of 2013, resulting in an operating margin of 12.5%3,5 (10.8% in the fourth quarter of 2013).

In North America, total comparable store sales4 grew by 3.3% in 2014 (+5% during the fourth quarter of 2014). LensCrafters delivered progressive improvements in comparable store sales4, which increased by 1.8% in 2014 (+6.3% in the fourth quarter of 2014).

Sunglass Hut celebrated another sunny year with total sales up by 13.5% at constant exchange rates2 and global comparable store sales4 up by 7.4%, solidifying its position as the destination for luxury and premium/fashion sunglasses. The network also registered strong improvements in its polarized sun collections, reaching record levels in North America and attracting new consumers in the rest of the world. In Europe, Sunglass Hut once again generated a strong increase in comparable store sales4, up by 10.1% in 2014. Similarly, double digit growth was achieved in Latin America and South Africa, which registered comparable store sales4 up by 18.9% and 16.3%, respectively, during the year.

In China (including Hong Kong), LensCrafters reported comparable store sales4 growth of 12% during the year and of 8.2% in the fourth quarter of 2014.

In Australia, the Retail Division experienced dual speed performance from Sunglass Hut and OPSM during the year. On the one hand, Sunglass Hut’s comparable store sales4 grew by 8.5%. On the other hand, OPSM was negatively affected by an increasingly competitive environment, recording an increase in comparable store sales4 of 1.7% for the full year, reflecting a slowdown in the second half of the year.

§

As a result of the continuous deleverage and the strong free cash flow generation, the Board of Directors will submit a motion to the General Meeting of Stockholders recommending the distribution of a cash dividend in the amount of Euro 1.44 per share, equal to 100% of adjusted net income3,5 of the Group, and comprised of an ordinary dividend equal to Euro 0.72 and an extraordinary dividend equal to Euro 0.72 per share. The total dividend amount will be approximately Euro 687 million.

§

The Board of Directors has agreed to convene the General Meeting of Stockholders on April 24, 2015 to approve the 2014 Statutory Financial Statements. The ordinary and extraordinary dividends will be payable in one tranche on May 20, 2015 (the coupon detachment date will be May 18, 2015 pursuant to the Borsa Italiana calendar with a record date of May 19, 2015). Regarding the American Depositary Receipts (ADRs) listed on the New York Stock Exchange, the record date will be May 19, 2015 and, according to Deutsche Bank Trust Company Americas (the depositary bank for the ADR program), the payment date for the dividend in US dollars is expected to be May 28, 2015. The dividend amount in US dollars will be determined based on the €/US$ exchange rate as of May 20, 2015. The General Meeting of Shareholders will also consider proposals relating to the election of the members of the Board of Directors and the Board of Statutory Auditors, as current terms will expire concurrently with the General Meeting and the Company’s Compensation Policy will also be submitted for review.

§

The Board Of Directors also recommends that at the General Meeting of Stockholders a resolution be adopted approving the buyback of Company shares and subsequent disposal of treasury shares. The authorization covers the purchase of a maximum of 10 million ordinary shares of the Company, representing 2.08 per cent of the share capital. The Company intends to use up to a maximum of Euro 750 million, to be withdrawn from its extraordinary reserve.

The share buyback is aimed at: (i) building a portfolio of treasury shares that can be used to replace financial resources for the performance of extraordinary finance transactions; implementing the 2013-2017 Performance Shares Plan, an equity compensation plan under which Luxottica Group shares may be awarded (at no cost) to beneficiaries and/or in connection with other compensation plans utilizing financial instruments that may be approved in the future; and (ii) supporting liquidity and stabilization activities related to the Company’s ordinary shares, facilitating the exchange thereof and backing regular market-related trends.

If approved at the General Meeting of Stockholders, this authorization to purchase treasury shares will be valid until the next general meeting convened to approve the statutory financial statements but will not extend beyond a maximum of 18 months following the date the proposed resolution is adopted at the meeting to be held on April 24, 2015. The Company may buyback shares in one or more tranches under the authorization. Notwithstanding the foregoing, the Company may dispose of treasury shares at any time.

Ordinary shares of the Company will be bought back at a unit price that will be determined from time to time for each transaction, it being understood that this price cannot be greater or less than the reference market price of the Company’s ordinary shares on the Mercato Telematico Azionario (“MTA”) organized and managed by Borsa Italiana S.p.A. on the day preceding the relevant share purchase, increased or decreased by 10% (ten per cent), respectively.

The shares will be bought back in accordance with one of the operating methods set forth under article 144-bis, paragraph 1 of the regulations adopted by CONSOB in deliberation 11971 dated  May 14, 1999, which will be identified from time to time by the Board of Directors, and on its behalf by the Chairman or the Chief Executive Officers. In any case, any buybacks executed on the market will be carried out in accordance with the methods established by Borsa Italiana S.p.A., which does not permit the direct combination of offers to buy with predetermined offers to sell and, in any case, in compliance with the market practices allowed by CONSOB according to resolution n. 16839 adopted on March 19, 2009 and with further laws and regulations applicable to this type of transaction.

As of the date of this release, the Company holds 3,647,725 treasury shares, including treasury shares that will be granted as of March 3, 2015 under the Performance Shares Plan 2012 referenced in this release.

§

The Board of Directors, upon the recommendation of the Human Resources Committee, and as a result of Luxottica achieving a combined EPS target for the three-year period 2012-2014 set forth in the 2012 Performance Share Plan adopted on May 7, 2012, assigned a total of 498,778 Luxottica Group ordinary shares to 39 beneficiaries under the Plan. Furthermore, a cash distribution was approved for one beneficiary, whose employment ended but who was entitled to an allocation amount under the Plan’s regulations. Detailed information on this assignment will be provided pursuant to Article 84bis of the CONSOB Issuers’ Regulations, within the time limit provided by law for the publication of the remuneration report.

§

Results for fiscal year 2014 will be reviewed on March 3, 2015, starting at 8:30 AM GMT/9:30 AM CET (3:30 AM US EST) during a presentation to the financial community in Milan. The presentation will be publicly available via live webcast at www.luxottica.com/en/company/investors/results-and-presentations/webcasts

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Notes on the press release

1 All comparisons, including percentage changes, are between the three-month and twelve-month periods ended December 31, 2013 and December 31, 2014, respectively. The fiscal year and fourth quarter of 2014 for the Retail Division included 53 and 14 weeks, respectively, compared to 52 and 13 weeks in fiscal 2013.

2 Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

3 EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net sales, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, net debt/adjusted EBITDA ratio, adjusted net income and adjusted EPS are not measures in accordance with IAS/IFRS.

4 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

5 The adjusted data for the three-month and twelve-month periods ended December 31, 2014: (i) does not take into account a change in the presentation of a component of EyeMed net sales that was previously included on a gross basis and is currently included on a net basis due to a change in the terms of an insurance underwriting agreement, resulting in a Euro 46.6 million reduction to net sales; (ii) excludes non-recurring expenses relating to redundancy incentive payments of Euro 20 million (Euro 14.5 million impact on Group net income); and (iii) excludes the Euro 30.3 million impact on net income relating to tax audits of the 2008, 2009, 2010 and 2011 tax years. The adjusted data for 2013 excludes the following items: (i) non-recurring costs relating to reorganization of Alain Mikli International acquired in January 2013 amounting to an approximately Euro 9 million adjustment to Group operating income (approximately Euro 6 million net of tax effect); (ii) Euro 26.7 impact on net income relating to a tax audit for the 2007 tax year; and (iii) an accrual relating to open tax audits for tax years after 2007 in the amount of Euro 40 million.

6 At current exchange rates (i) net sales in Europe grew by 4.5% in 2014; (ii) net sales in emerging markets grew by 11.8% and 14.9% in the fourth quarter and in 2014, respectively; (iii) net sales in China and Brazil grew by 19% and 10.2%, respectively, in 2014; (iv) Wholesale sales in Europe grew by 1.8% in the fourth quarter of 2014; (v) Wholesale  sales in Brazil grew by 7.4% in 2014.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, DKNY, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2014, Luxottica Group posted net sales of over Euro 7.6 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

–   APPENDIX FOLLOWS –

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2014 AND DECEMBER 31, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2014	2013	% Change

NET SALES	1,867,035	1,645,891	13.4%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	87,614	25,941	237.7%

BASIC EARNINGS PER SHARE (ADS)(2):	0.18	0.05	234.6%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (3)

	2014	2013	% Change

NET SALES	2,333,420	2,240,058	4.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	109,500	35,306	210.1%

BASIC EARNINGS PER SHARE (ADS) (2):	0.23	0.07	207.3%

Notes :	2014	2013

(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	477,794,600	473,341,713
(3) Average exchange rate (in U.S. Dollars per Euro)	1.2498	1.3610

Luxottica Group 4Q14, Table 1 of 6

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2014 AND DECEMBER 31, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2014	2013	% Change

NET SALES	7,652,317	7,312,611	4.6%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	642,596	544,696	18.0%

BASIC EARNINGS PER SHARE (ADS) (2)	1.35	1.15	17.0%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (3)

	2014	2013	% Change

NET SALES	10,166,103	9,708,953	4.7%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	853,689	723,193	18.0%

BASIC EARNINGS PER SHARE (ADS)(2)	1.79	1.53	17.1%

Notes:	2014	2013

(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.
(2) Weighted average number of outstanding shares.	475,947,763	472,057,274
(3) Average exchange rate (in U.S. Dollars per Euro).	1.3285	1.3277

Luxottica Group 4Q14, Table 2 of 6

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2014 AND DECEMBER 31, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO(1)

	2014	% of sales	2013	% of sales	% Change

NET SALES	1,867,035	100.0%	1,645,891	100.0%	13.4%

COST OF SALES	(619,319)		(593,036)

GROSS PROFIT	1,247,716	66.8%	1,052,854	64.0%	18.5%

OPERATING EXPENSES:

SELLING EXPENSES	(641,734)		(543,842)

ROYALTIES	(37,600)		(35,483)

ADVERTISING EXPENSES	(129,951)		(114,960)

GENERAL AND ADMINISTRATIVE EXPENSES	(228,360)		(194,492)

TOTAL	(1,037,644)		(888,776)

OPERATING INCOME	210,071	11.3%	164,078	10.0%	28.0%

OTHER INCOME (EXPENSE):

INTEREST INCOME	2,678		3,419

INTEREST EXPENSES	(28,895)		(25,260)

OTHER - NET	821		(2,337)

OTHER INCOME (EXPENSES)-NET	(25,396)		(24,178)

INCOME BEFORE PROVISION FOR INCOME TAXES	184,675	9.9%	139,900	8.5%	32.0%

PROVISION FOR INCOME TAXES	(97,693)		(113,586)

NET INCOME	86,982		26,314

OF WHICH ATTRIBUTABLE TO:

- LUXOTTICA GROUP STOCKHOLDERS	87,614	4.7%	25,941	1.6%	237.7%

- NON-CONTROLLING INTERESTS	(631)	0.0%	373	0.0%

NET INCOME	86,982	4.7%	26,314	1.6%	230.6%

BASIC EARNINGS PER SHARE (ADS):	0.18		0.05

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.18		0.05

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	477,794,600		473,341,713

FULLY DILUTED AVERAGE NUMBER OF SHARES	479,550,526		476,992,338

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

Luxottica Group 4Q14, Table 3 of 6

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED

DECEMBER 31, 2014 AND DECEMBER 31, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)
	2014	% of sales	2013	% of sales	% Change

NET SALES	7,652,317	100.0%	7,312,611	100.0%	4.6%
COST OF SALES	(2,574,685)		(2,524,006)
GROSS PROFIT	5,077,632	66.4%	4,788,605	65.5%	6.0%
OPERATING EXPENSES:
SELLING EXPENSES	(2,352,294)		(2,241,841)
ROYALTIES	(149,952)		(144,588)
ADVERTISING EXPENSES	(511,153)		(479,878)
GENERAL AND ADMINISTRATIVE EXPENSES	(906,620)		(866,624)
TOTAL	(3,920,019)		(3,732,931)
OPERATING INCOME	1,157,613	15.1%	1,055,674	14.4%	9.7%
OTHER INCOME (EXPENSE):
INTEREST INCOME	11,672		10,072
INTEREST EXPENSES	(109,659)		(102,132)
OTHER - NET	455		(7,247)
OTHER INCOME (EXPENSES)-NET	(97,533)		(99,308)
INCOME BEFORE PROVISION FOR INCOME TAXES	1,060,080	13.9%	956,366	13.1%	10.8%
PROVISION FOR INCOME TAXES	(414,066)		(407,505)

NET INCOME	646,014	8.4%	548,861	7.5%	17.7%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	642,596	8.4%	544,695	7.4%	18.0%
- NON-CONTROLLING INTERESTS	3,417	0.0%	4,165	0.1%
NET INCOME	646,014	8.4%	548,861	7.5%	17.7%

BASIC EARNINGS PER SHARE (ADS):	1.35		1.15

FULLY DILUTED EARNINGS PER SHARE (ADS):	1.34		1.14

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	475,947,763		472,057,274

FULLY DILUTED AVERAGE NUMBER OF SHARES	479,247,190		476,272,565

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

Luxottica Group 4Q14, Table 4 of 6

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO	DECEMBER 31, 2014	December 31, 2013

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	1,453,587	617,995
ACCOUNTS RECEIVABLE - NET	754,306	680,296
INVENTORIES - NET	728,404	698,950
OTHER ASSETS	231,397	238,761
TOTAL CURRENT ASSETS	3,167,695	2,236,002

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,317,617	1,183,236
GOODWILL	3,351,263	3,045,216
INTANGIBLE ASSETS - NET	1,384,501	1,261,137
INVESTMENTS	61,176	58,108
OTHER ASSETS	123,848	126,583
DEFERRED TAX ASSETS	188,199	172,623
TOTAL NON-CURRENT ASSETS	6,426,603	5,846,903

TOTAL	9,594,297	8,082,905

CURRENT LIABILITIES:
BANK OVERDRAFTS	151,303	44,921
CURRENT PORTION OF LONG-TERM DEBT	626,788	318,100
ACCOUNTS PAYABLE	744,272	681,151
INCOME TAXES PAYABLE	42,603	9,477
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	187,719	123,688
OTHER LIABILITIES	636,055	523,050
TOTAL CURRENT LIABILITIES	2,388,740	1,700,386

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	1,688,415	1,716,410
EMPLOYEE BENEFITS	138,475	76,399
DEFERRED TAX LIABILITIES	266,896	268,078
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	99,223	97,544
OTHER LIABILITIES	83,770	74,151
TOTAL NON-CURRENT LIABILITIES	2,276,778	2,232,583

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	4,921,479	4,142,828
NON-CONTROLLING INTERESTS	7,300	7,107
TOTAL STOCKHOLDERS’ EQUITY	4,928,779	4,149,936

TOTAL	9,594,297	8,082,905

Luxottica Group 4Q14, Table 5 of 6

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2014 AND DECEMBER 31, 2013

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2014

Net Sales	3,193,757	4,458,560		7,652,317
Operating Income	724,539	636,282	(203,208)	1,157,613
% of Sales	22.7%	14.3%		15.1%
Capital Expenditures	175,573	243,360		418,933
Depreciation and Amortization	123,268	181,625	79,103	383,996

2013

Net Sales	2,991,297	4,321,314		7,312,611
Operating Income	649,108	585,516	(178,950)	1,055,674
% of Sales	21.7%	13.5%		14.4%
Capital Expenditures	157,165	212,547		369,711
Depreciation and Amortization	108,993	172,804	84,834	366,631

Luxottica Group 4Q14, Table 6 of 6

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, net sales, cost of sales, operating income, operating margin, net income and earnings per share.

For comparative purposes, the foregoing measures have been adjusted by the following items:

(i) to exclude a non-recurring expense in 2014 related to termination of the former Group CEOs of Euro 20.0 million (Euro 14.5 million net of tax);

(ii) to include sales of the EyeMed division in 2014 of Euro 46.6 million which, starting from the third quarter of 2014, are reported on a net in lieu of a gross basis; and

(iii) to exclude costs related to a tax audit of the 2008, 2009, 2010 and 2011 tax years of Luxottica S.r.l. in the amount of approximately Euro 30.3 million.

In addition, management has made adjustments to fiscal year 2013 measures as described in the footnotes to the tables that contain such fiscal year 2013 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of certain items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group	12M14						12M13
	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	7,652.3	(2,574.7)	1,541.6	1,157.6	642.6	1.35	7,312.6	1,422.3	1,055.7	544.7	1.15

> Adjustment for Alain Mikli restructuring								9.0	9.0	5.9	0.01

> Adjustment for termination of former Group CEOs			20.0	20.0	14.5	0.03

> Adjustment for change in EyeMed contractual terms	46.6	(46.6)

> Adjustment for tax audit costs relating to Luxottica S.r.l. (2007 tax years)										26.7	0.06

> Adjustment for tax audit accrual (2008-2011 tax years)					30.3	0.06				40.0	0.08

Adjusted	7,698.9	(2,621.3)	1,561.6	1,177.6	687.4	1.44	7,312.6	1,431.3	1,064.7	617.3	1.31

Wholesale Division	12M14						12M13
	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,193.8	(1,263.6)	847.8	724.5	n.a.	n.a.	2,991.3	758.1	649.1	n.a.	n.a.

> Adjustment for Alain Mikli restructuring								9.0	9.0

Adjusted	3,193.8	(1,263.6)	847.8	724.5	n.a.	n.a.	2,991.3	767.1	658.1	n.a.	n.a.

Retail Division	12M14						12M13
	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	4,458.6	(1,311.1)	817.9	636.3	n.a.	n.a.	4,321.3	758.3	585.5	n.a.	n.a.

> Adjustment for change in EyeMed contractual terms	46.6	(46.6)

Adjusted	4,505.1	(1,357.7)	817.9	636.3	n.a.	n.a.	4,321.3	758.3	585.5	n.a.	n.a.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group	4Q14						4Q13
	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,867.0	(619.3)	314.0	210.1	87.6	0.18	1,645.9	256.4	164.1	25.9	0.05

> Adjustment for termination of former Group CEO			5.0	5.0	3.6	0.01

> Adjustment for change in EyeMed contractual terms	23.9	(23.9)

> Adjustment for tax audit costs relating to Luxottica S.r.l. (2007 tax years)										26.7	0.06

> Adjustment for tax audit accrual (2008-2011 tax years)					30.3	0.06				40.0	0.09

Adjusted	1,890.9	(643.2)	319.0	215.1	121.6	0.25	1,645.9	256.4	164.1	92.6	0.20

Retail Division	4Q14						4Q13
	Net Sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,162.8	(338.1)	197.6	148.6	n.a.	n.a.	1,001.7	151.7	108.7	n.a.	n.a.

> Adjustment for change in EyeMed contractual terms	23.9	(23.9)

Adjusted	1,186.7	(362.0)	197.6	148.6	n.a.	n.a.	1,001.7	151.7	108.7	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

*          improve transparency for investors;

*          assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

*          assist investors in their assessment of the Company’s cost of debt;

*          ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

*          properly define the metrics used and confirm their calculation; and

*          share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

*          EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

*          EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

*          EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

*          EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

*          EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

*          EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	4Q 2013	4Q 2014	FY 2013	FY 2014

Net income/(loss)	25.9	87.6	544.7	642.6
(+)

Net income attributable to non-controlling interest	0.4	(0.6)	4.2	3.4
(+)

Provision for income taxes	113.6	97.7	407.5	414.1
(+)

Other (income)/expense	24.2	25.4	99.3	97.5
(+)

Depreciation and amortization	92.3	104.0	366.6	384.0
(+)

EBITDA	256.4	314.0	1,422.3	1,541.6
(=)

Net sales	1,645.9	1,867.0	7,312.6	7,652.3
(/)

EBITDA margin	15.6%	16.8%	19.5%	20.1%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	4Q 2013(1)	4Q 2014 (3,4,5)	FY 2013 (1,2)	FY 2014 (3,4,5)

Adjusted net income/(loss)	92.6	121.6	617.3	687.4
(+)

Net income attributable to non-controlling interest	0.4	(0.6)	4.2	3.4
(+)

Adjusted provision for income taxes	46.9	68.8	343.9	389.2
(+)

Other (income)/expense	24.2	25.4	99.3	97.5
(+)

Depreciation and amortization	92.3	104.0	366.6	384.0
(+)

Adjusted EBITDA	256.4	319.0	1,431.3	1,561.6
(=)

Net sales	1,645.9	1,890.9	7,312.6	7,698.9
(/)

Adjusted EBITDA margin	15.6%	16.9%	19.6%	20.3%
(=)

The adjusted figures exclude the following:

1 (a) costs for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 27 million in 2013;

   (b) accrual for tax audits (tax years after 2007) of approximately Euro 40 million in 2013;

2  non-recurring Alain Mikli reorganization costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income

3  costs for the tax audit relating to Luxottica S.r.l. (2008-2011 tax years) of approximately Euro 30 million in 2014

4  non-recurring costs related to the termination of the former Group CEOs of Euro 5 million impact on operating income and Euro 3.6 million adjustment to net income in Q4 2014, and a Euro 20 million impact on operating income and Euro 14.5 million adjustment to net income in FY 2014

5  The 2014 adjusted figures are also affected by a change in presentation of net sales: commencing in 3Q14 a component of net sales that was previously included on a gross basis is included in net sales on a net basis due to a change in the terms of a significant EyeMed insurance underwriting contract, resulting in a reduction in net sales of Euro 23.9 million in Q4 2014 and 46.6 million in FY 2014

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

*          improve transparency for investors;

*          assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

*          assist investors in their assessment of the Company’s cost of debt;

*          ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

*          properly define the metrics used and confirm their calculation; and

*          share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.

Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

*     EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

*     EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

*     EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

*     EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

*     EBITDA does not reflect changes in, or cash requirements for, working capital needs;

*     EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

*     The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.

For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Dec. 31, 2014	Dec. 31, 2013

Long-term debt (+)	1,688.4	1,716.4

Current portion of long-term debt (+)	626.8	318.1

Bank overdrafts (+)	151.3	44.9

Cash (-)	(1,453.6)	(618.0)

Net debt (=)	1,012.9	1,461.4

EBITDA	1,541.6	1,422.3

Net debt/EBITDA	0.7x	1.0x

Net debt @ avg. exchange rates (1)	984.3	1,475.9

Net debt @ avg. exchange rates (1)/EBITDA	0.6x	1.0x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt/Adjusted EBITDA

Millions of Euro

	Dec. 31, 2014 (3,4)	Dec. 31, 2013 (2)

Long-term debt (+)	1,688.4	1,716.4

Current portion of long-term debt (+)	626.8	318.1

Bank overdrafts (+)	151.3	44.9

Cash (-)	(1,453.6)	(618.0)

Net debt (=)	1,012.9	1,461.4

Adjusted EBITDA	1,561.6	1,431.3

Net debt/LTM Adjusted EBITDA	0.6x	1.0x

Net debt @ avg. exchange rates (1)	984.3	1,475.9

Net debt @ avg. exchange rates (1)/LTM Adjusted EBITDA	0.6x	1.0x

1.	Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.
2.	Adjusted figures exclude the following:
(a) costs for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 27 million;
(b) accrual for tax audits (tax years after 2007) of approximately Euro 40 million; and
(c) non-recurring Alain Mikli reorganization costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income
3.	Adjusted figures exclude non-recurring expenses related to the terminations of former Group CEOs with a Euro 20 million impact on operating income and Euro 14.5 million adjustment to net income
4.	Costs for the tax audit relating to Luxottica S.r.l. (2008-2011 tax years) of approximately Euro 30 million in 2014

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA – see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

* Improve transparency for investors;

* Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

* Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

* Properly define the metrics used and confirm their calculation; and

* Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

4Q 2014

Adjusted EBITDA (1)	319
Δ working capital	127
Capex	(149)

Operating cash flow	297
Financial charges (2)	(26)
Taxes	(165)
Extraordinary charges (3)	(1)

Free cash flow	105

1.     Adjusted EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

2.  Equals interest income minus interest expense

3.     Equals extraordinary income minus extraordinary expense

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

FY 2014

Adjusted EBITDA (1)	1,562
Δ working capital	107
Capex	(419)

Operating cash flow	1,250
Financial charges (2)	(98)
Taxes	(349)
Extraordinary charges (3)	(1)

Free cash flow	802

1.     Adjusted EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

2.     Equals interest income minus interest expense

3.     Equals extraordinary income minus extraordinary expense

Major currencies

	Three months ended	Twelve months ended	Three months ended	Twelve months ended
	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2013

Average exchange rates
per € 1

US$	1.24980	1.32850	1.36098	1.32775

AUD	1.45962	1.47188	1.46618	1.37655

GBP	0.78911	0.80612	0.84074	0.84923

CNY	7.68240	8.18575	8.29031	8.16304

JPY	142.75391	140.30612	136.47625	129.59424

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: March 3, 2015		MICHAEL A. BOXER
Group General Counsel